Angela M. Dowd
Partner

345 Park Avenue	Direct	212.407.4097
New York, -NY 10154	Main	212.407.4000
	Fax	646.514.2919
	adowd@loeb.com

February 1, 2008

Jennifer R. Hardy Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Hutton Holdings Corporation Preliminary Information Statement on Schedule 14C File No. 000-51724

Dear Ms. Hardy :

On behalf of our client, Hutton Holdings Corporation, a Nevada Corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Information Statement on Schedule 14C (the “Information Statement”).

The Information Statement responds to the comments set forth in the Staff’s letter dated January 16, 2008 (the ”Staff’s Letter”). In order to facilitate your review of the Information Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point by point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Information Statement as filed.

General

1.
Since the capital increase amendment is being proposed to effect the share exchange transaction, please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A. See Item 1 of Schedule 14A. See also note A to Schedule 14A.

As previously discussed with the Staff, the capital increase amendment is not being proposed to effect the share exchange transaction. As disclosed on page 8 of the Information Statement, the share exchange transaction was consummated on August 27, 2007. Whether or not the capital increase amendment is ever effected will have no effect on the share exchange transaction. The only reason why the Company mentioned the share exchange transaction on page 8 of the Information Statement is to disclose the fact that one of the purposes for which certain of the shares of common stock that would be newly authorized upon the effectiveness of the capital increase amendment could potentially be utilized is to effect the conversion of shares of the Company’s Series A Preferred Stock into shares of the Company’s common stock. The Company’s Series A Preferred Stock was initially issued in the share exchange transaction and is convertible in whole or in part solely at the option of the holder thereof, subject to the availability of common stock to effect such conversion. As previously discussed with the Staff, therefore, it is the belief of the Company that the information required by Item 14 of Schedule 14A would not be required to be included in the Information Statement. Accordingly, the Information Statement has not been revised to include the information required by Item 14 of Schedule 14A.

Jennifer R. Hardy and Edward Kelly
Securities and Exchange Commission
February 1, 2008

As previously discussed with the Staff, it is the belief of the Company that the information required by Item 13 of Schedule 14A would also not be required to be included in the Information Statement for the following reason. Instruction 1 to Item 13 states that: “Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case, the information is deemed material to the exercise or prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed to be material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue (emphasis added) or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” The Company believes that the information required by paragraph (a) of this Item would not be deemed to be material for the exercise of prudent judgment in regard to the proposed capital increase because the proposed capital increase consists solely of (i) the authorization of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction and (ii) the authorization of preferred stock without present intent to issue. Accordingly, the Information Statement has not been revised to include the information required by Item 13 of Schedule 14A.

The information required by Item 11(a) of Schedule 14A is set forth on page 5 of the Information Statement. The information required by Item 11(b) of Schedule 14A is set forth on page 5 of the Information Statement with respect to the additional shares of preferred stock to be authorized and has been omitted, as permitted by Item 11(b) with respect to the additional shares of common to be authorized. The information required by Item 11(c) of Schedule 14A is set forth on page 6 of the Information Statement. The information required by Item 11(d) of Schedule 14A has been omitted because it is not applicable. The information required by Item 11(e) of Schedule 14A has been omitted for the reasons discussed in the preceding paragraph.

2.
Disclosure on page 2 states that Hutton’s telephone number is (801) 244-2423. When we telephoned that number on January 7, 2008 to advise that we were reviewing the filing, the person answering the telephone informed us that it is no longer Hutton’s telephone number. Please revise or advise. Also ensure that Hutton’s telephone number is current in its company profile on the EDGAR system.

The Information Statement has been revised on pages 1 and 2 of the Information Statement to include the Company’s current telephone number and address. We have been advised by the Company’s financial printer that these changes have also been made to the Company’s company profile on the EDGAR system.

The Company hereby acknowledges that:

Jennifer R. Hardy and Edward Kelly
Securities and Exchange Commission
February 1, 2008

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A letter from the Company dated February 1, 2008 acknowledging the foregoing is being submitted with this filing.

Your prompt attention to this letter would be greatly appreciated. If you have further questions, please feel free to contract either the undersigned at (212) 407-4097 or Mitch Nussbaum at (212) 407-4159. Thank you.

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd
Loeb & Loeb LLP

cc:	Chong Hui Zhao, Chief Executive Officer
Hutton Holdings Corporation

Edward Kelly, Senior Counsel
Securities and Exchange Commission